March 13, 2025

Attn: Tara Harkins and Kevin Kuhar

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cytonics Corporation
Third Amendment to Offering Statement on Form 1-A
Filed February 28, 2025
File No. 024-12533

Ladies and Gentlemen:

On behalf of Cytonics Corporation, I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Friday, March 14, 2025, or as soon thereafter as is practicable.

Sincerely,

Cytonics Corporation

By:	/s/ Joey Bose
Name:	Joey Bose
Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP

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